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                              UNITED STATES            -------------------------
                   SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                         Washington, D.C. 20549        -------------------------
                                                         OMB Number 3235-0145
                                                       Expires October 31, 1994
                              SCHEDULE 13G             Estimated average burden
                                                       -------------------------


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 5)



                           PROTEIN DESIGN LABS, INC.
                   -----------------------------------------
                               (Name of Issuer)




                      Common Stock, $0.01 Par Value
                   -----------------------------------------
                        (Title of Class of Securities)




                                 74369L-10-3
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)                Page 1 of 4 pages


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CUSIP NO.  74369L-10-3             SCHEDULE 13G        PAGE   2   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
                     Cary L. Queen
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [ ]
                                                                (b)   [X] (A)

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       920,500(A)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                           0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      920,500(A)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  734,150(A)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  920,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                     [X]  (A)
          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                 5.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
                                 IN
          ---------------------------------------------------------------------
          (A) See Item 4

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   4   PAGES
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                                                               Page 3 of 4 Pages


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

Item 1(a).   Name of Issuer:

                   Protein Design Labs, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                   2375 Garcia Avenue
                   Mountain View, CA 94043

Item 2(a)   Name of Person Filing:

                   Cary L. Queen

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                   Protein Design Labs, Inc.
                   2375 Garcia Avenue
                   Mountain View, CA 94043

Item 2(c)   Citizenship:

                   The filing person is a citizen of the United States of America.

Item 2(d)   Title of Class of Securities:

                   Common Stock, $.01 par value

Item 2(e)   CUSIP Number:

                   74369L-10-3

Item 3.     Type of Person:

                   Not Applicable

Item 4.     Ownership (at December 31, 1997):

                   (a) Amount owned "beneficially" within the meaning of rule 13d-3: 920,500 shares; includes 183,750 shares which are subject to purchase within 60 days pursuant to the exercise of stock options. Also includes 2,600 shares that are held in various trusts in which reporting person has sole power to vote and/or direct the vote and sole power to dispose or to direct such disposition. Reporting person disclaims beneficial ownership of such 2,600 shares.

                   (b) Percent of class: 5.0%, based on the total number of shares outstanding on December 31, 1997.

                   (c)   Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote:
                                920,500 shares

                         (ii)   shared power to vote or to direct the vote: none

                         (iii) sole power to dispose or to direct the disposition of: 920,500 shares (1)

                         (iv) shared power to dispose or to direct the disposition of: 734,150 (2)

            (1) 2,600 shares are held in various trusts in which reporting person has sole power to vote and/or direct the vote and sole power to dispose or to direct such disposition. Reporting person disclaims beneficial ownership of such 2,600 shares.

            (2) Reporting person shares the power to dispose or to direct the disposition of his 734,150 shares with Dr. Laurence Jay Korn, a separate reporting person. Reporting person specifies in advance, from time to time, the number of shares over which Dr. Korn will have the power to direct the dispostion of.

Item 5.     Ownership of Five Percent or Less of a Class:

                   Not Applicable


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                                                        Page  4   of  4   Pages
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                Not Applicable


Item 8.  Identification and Classification of Members of the Group:

                See Item 4(c)(iv), Note (2).



Item 9.  Notice of Dissolution of Group:

                Not Applicable


Item 10. Certification: Not Applicable




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 1-27-98                           /s/ CARY L. QUEEN
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